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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO
FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number		0-17619

American Tax Credit Properties L.P.
(Exact name of registrant as specified in its charter)
Richman Tax Credit Properties L.P. 340 Pemberwick Road Greenwich, Connecticut 06831 (203) 869-0900
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices):

Units of Limited Partnership Interest
(Title of each class of securities covered by this Form) None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains):

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)          ☒
Rule 12g-4(a)(2)          ☐
Rule 12h-3(b)(1)(i)      ☒
Rule 12h-3(b)(1)(ii)     ☐
Rule 15d-6                   ☐

Approximate number of holders of record as of the certification or notice date:		0

Pursuant to the requirements of the Securities Exchange Act of 1934 American Tax Credit Properties L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 27, 2014	By:/s/James Hussey Name:James Hussey Title:Chief Financial Officer of Richman Tax Credit Properties Inc., General Partner of Richman Tax Credit Properties L.P., General Partner